                              S  A  M

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 9-08

  October 30, 2008

INCA PROJECT UPDATE, CHILE – JARDINERA MINES TARGET AREA

SAMEX is pleased to announce further results from its Phase I exploration program at the INCA Project in Chile.  Extensive geological work and two drill holes in the Jardinera area has resulted in;

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Defining well-mineralized aplite intrusional chimneys with strong values in copper, molybdenum and a gold credit.

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Underground sampling of the Jardinera #1 mine hosting average grades of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold.

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Chip-channel sampling around the open cut of the Jardinera #2 mine chimney showing an average grade of 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit.

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Outlining a sizeable, source porphyritic aplite intrusional target at depth based on the mineralization, alteration and fracture-veining features observed during exploration.

SAMEX President, Jeff Dahl reports, “We’re pleased that the steady and methodical application of quality exploration procedures are continuing to reveal the considerable mineral potential of the numerous targets at the INCA project.  Geologic features and relationships of mineralized aplite intrusions in the Tucumana mine area 3,000 meters away, have been valuable in understanding the exploration opportunity at Jardinera where we’ve identified a concealed high-grade copper-moly target with a good gold credit.”

The graphic plates and figures referred to in this news release can be viewed on the SAMEX website at www.samex.com.

Synopsis: The Phase I exploration work at the Jardinera mines area of the Inca project included 2.2 line-kilometers of IP geophysics survey, geologic mapping, drilling two angle core holes totaling 363.70 meters, installing a ladder and platform system to access the Jardinera underground mine workings, and rock-chip sampling of surface outcrops and underground workings.

The two core holes (DDH-JAR-01 and -02) were positioned to test an IP anomaly, which coincides with a prominent outcrop area measuring 120 by 200 meters of iron-stained, clay/sericite-altered and silicified porphyritic aplite and two, cylindrical, aplite chimneys, the latter hosting strong copper-molybdenum mineralization with a significant gold credit.

The Jardinera #1 mine is located on the larger of the two-aplite chimneys and mine workings there were re-opened for safe access to carry out rock-chip sampling and geologic mapping with installation of a system of ladders and platforms to a vertical depth of 70 meters.  At the time SAMEX optioned the property, a group of small miners, with a month-to-month lease, were producing small quantities of direct-shipping, high-grade, copper and molybdenum ore.  From extent of mine workings, an estimated 50,000 to 75,000 metric tons with a grade of >2.5% Cu has been produced from the two mines.  The miners also were observed to stockpile, hand-sorted, high-grade molybdenite ore of unusual coarse-grained nature, which was shipped separately.

Underground sampling of the Jardinera #1 mine by SAMEX shows an average grade of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold over the 35- to 40-meter diameter of the aplite chimney. Drilling determined that, to the depth tested, these grades of copper-molybdenum-gold mineralization are restricted to the aplite chimneys.  However, propylitically altered monzonite wallrock adjacent to the aplite chimneys carries anomalous values of copper with local anomalous values in molybdenum and gold.  Drill core shows that these anomalous metal values can be related to minor copper-sulfide content (chalcopyrite) of quartz-tourmaline fracture veinlets with sericitic alteration, which comprise a peripheral halo to the aplite chimneys.  Importantly, the halo of alteration veinlets may lead down at depth and envelope a well mineralized and sizeable, porphyritic aplite intrusion – the source for the aplite chimneys.

In light of this geologic model, further drilling to greater vertical depths below 200 meters is highly warranted to test for the source intrusion.

Geologic Setting Of Copper-Molybdenum-Gold Mineralization: The Jardinera mine area is positioned on the north side of a prominent hill over an oval-shaped, 200 by 120 meter, outcrop of an iron-stained and clay and sericite-altered, porphyritic aplite intrusion (Plate 1; Figures 1 and 2). The porphyritic aplite intrudes monzonite and monzodiorite rocks of the regional batholith intrusion.  Mining has been restricted to two aplite chimneys, which are strongly sericite altered and well mineralized with oxide-copper (near-surface) and at depth contain disseminated secondary copper-sulfide (chalcocite); and some relict primary chalcopyrite (Plate 1, Figs. 7, 8, and 9). Unusually abundant amounts of molybdenite are also present throughout the chimneys and also occur as very coarse-grained splotches locally where the aplite is crackle brecciated (Plate 1, Figs. 10 and 11).

Surface geologic relationships are obscured by strong supergene alteration, which has affected the aplite intrusion and converted primary sulfide minerals to iron oxide staining outcrops and leaching away primary copper content.  From the cursory field examination, the initial impression of the geologic setting was that the mine area is comprised of a highly prospective, copper-molybdenum-mineralized, altered aplitic intrusional plug, which is cut by several zones or chimneys of stronger alteration and more-concentrated mineralization.  A target model was developed that perhaps the aplite plug could expand out at depth and host significant tonnages of copper and molybdenum sulfide mineralization.

Exploration Activity And Results:  As part of the district-wide geophysical survey; SAMEX ran one of the IP lines (L-11) over the Jardinera mine area between the two mined chimneys (Plate 1, Fig. 2).   An IP anomaly of moderate intensity with values up to 11 milliradians was defined with a rough expression of a pants leg-type appearance in pseudo section (Plate 1, Fig. 6).  The surface apex area of the anomaly coincides with the outcropping Fe-oxide stained, silicified and clay-altered aplite intrusion and the nearby aplite chimneys where mining was focused.  The IP results seemed to fit the target idea that there is a steeply oriented, intrusional plug, which has a disseminated copper-sulfide mineral content with an open-ended depth extent to beyond 250 meters.  SAMEX then planned to drill test the target idea with an inclined core hole (DDH-JAR-01) positioned on the IP line and aimed southwestward to penetrate down across the central area of the apex of the IP anomaly and beneath the outcropping area of iron oxide stained and clay-altered porphyritic aplite.

The first drill hole DDH-JAR-01 intersected crowded porphyritic and equigranular phases of the wallrock monzonite without encountering the aplitic intrusion (Plate 1, Fig. 3).  The upper +/-130 meters (0.0 to 133.0 m.) of the drill hole contain moderately anomalous copper values (129 to 1300 ppm) and several intervals with anomalous molybdenum (121 to 225 ppm) and numerous, sub-anomalous elevated detectible gold values (0.014 to 0.095 ppm (g/mt)) (Plate 1, Table 1).  These elevated to anomalous metal values are related to fracture-controlled veinlets coated with oxide-copper minerals and, at greater depth, veinlets with sericitic alteration, some tourmaline and minor chalcopyrite content.  The result of DDH-JAR-01, in not intersecting any aplite, was surprising and a second hole DDH-JAR-02 was then drilled in case the aplite target should dip or plunge southwestward and DDH-JAR-01 had drilled beneath it.  However, DDH-JAR-02, which was aimed inclined northeastward, made a similar intersection of monzonite more-strongly laced with fracture veinlets with oxide-copper and, at greater depths, minor amounts of chalcopyrite (Plate 1, Fig. 3).  Anomalous copper content is present down essentially the entire hole (107 to 1370 ppm; average); with elevated to anomalous molybdenum values (15 to 323 ppm) and can again be related to fracture-controlled minor veinlets (Plate 1, Table 1).

To understand the drilling results, the surface area was geologically mapped in detail; and chip-channel sampling (17 samples) was first carried out around the interior of the small open pits centered on the two, aplite chimneys. Sampling the aplite exposed around the open cuts gave encouraging analytical results.  The lower pit (#1 mine) was found to be affected some by supergene leaching, but the sampling averages 0.73% total copper with 780 ppm (0.08%) molybdenum and 1.230 ppm (g/mt) gold (Table 1).  The upper pit at the #2 mine is comprised of a tunnel through monzonite, which accesses an underground excavation on the oxide-copper-mineralized, upper part of the aplite plug.  The roof was later collapsed to expose the excavation as an open pit.  Sampling around the open pit of the #2 mine is below leaching effects; as a result, assay results show a higher average copper value 1.91% total copper and 1341 ppm (0.13%) molybdenum with a 0.701 ppm (g/mt) gold credit (Table 2). Despite the clay and sericite alteration and heavy iron oxide staining, in a few places in the lower and upper open pits, contacts of the aplite chimneys against the monzonite were found to be steep suggesting the more pipe-like form.

The underground workings of the Jardinera #1 mine were then made accessible with fixed ladders and platforms to a depth of 70 meters. Below the pit floor, the #1 mine was found to indeed be exploiting a steep, north-northeast-plunging, highly mineralized and strongly altered, aplite chimney within monzonite host rock.  With depth, the chimney turns steep to near vertical and only a part of the body is exposed at the deepest accessible mine working (Plate 2, Fig. 4 and 5).  The diameter of the chimney is approximately 35 to 40 meters across and may be showing some gradual downward increase.  At the lowest accessible level, only part of the aplite chimney is exposed and a drift extends southwestward for about 10 meters out into monzonite wallrock.  The shaft is reported to continue for another 25 meters deeper, but is now filled with mineralized material, which the miners would intentionally cave down to temporarily stockpile their ore and then later retrieve via shaft haulage.

The underground exposure displays everywhere that the aplite chimney is strongly sericitized and contains abundant disseminated, oxide- and secondary sulfide-copper (chalcocite) mineralization with abundant molybdenite flakes (Plate 1, Figs. 7 and 8; Plate 2, Figs. 9 and 10).  Relict disseminated chalcopyrite rimmed by chalcocite is also commonly present at depth.  Large splotches of very coarse-grained molybdenite also in-fill scattered parts of crackle-brecciated aplite (Plate 1, Figs. 10, 11, and 12; Plate 2 Figs. 11 and 12).  Continuous chip-channel sampling, each sample typically three meters in length, were taken around three levels of the mine workings (Plate 2, Figs. 5, 6, 7, and 8).  Assay results of the rock chip-channel sampling underground at the #1 mine give an average grade of 1.87% total copper, 1297 ppm (0.13%) molybdenum, and 1.32 ppm (g/mt) gold which reflects the observed strong copper and molybdenum mineralization (Table 3).  In detail, the sample-to-sample distribution of the copper and molybdenum values is fairly even.

At the lowest accessible level, miners had driven a short drift 10 meters southwestward out into monzonite wallrock.  The drift exposes minor veinlets with copper mineralization, molybdenite paint along fractures and coarse molybdenite in fill of fractured/brecciated monzonite and adjacent to the contact with the aplite chimney (Plate 2, Figs. 5, 11 and 12).   Chip channel sampling around the drift shows that the monzonite wallrock is highly anomalous in copper (1984 ppm) and molybdenum (497 ppm) and anomalous in gold (0.122 ppm (g/mt)) (Table 4).  Although, the Jardinera #2 mine was not also reopened with installation of a ladder system; examination of the accessible underground workings found a steep plunging aplite chimney also similarly well mineralized with abundant disseminated oxide-copper and molybdenite.

Discussion: In light of these results from chip-channel sampling and geologic observations, the initial model of a mineralized plug or stock of aplite outcropping at the Jardinera mine area proved to be incorrect.  The area of outcropping porphyritic aplite intrusion is actually floored at shallow depth and is the relict lower part of a larger sill-like intrusion, which has mostly been eroded off.   However, the positions of the well-mineralized aplite chimneys suggest they were the feeder to the porphyritic aplite intrusion as they share similar textures and composition (Plate 1, Fig. 5).  Proximity of the IP line to these two chimneys and their steep orientation better explains the pant’s leg expression of the IP results being caused by the (copper-) sulfide present at greater depth.  The surface outcropping porphyritic aplite is completely oxidized and leached and is now without relict sulfide content; so, would not produce any kind of anomalous IP effect.  The geologic setting at Jardinera is best explained by a deeper-seated, well mineralized, aplite plug or cupola, which formed breccia pipes in the overlying monzonite.  At a later time, magma from the intrusive source at depth moved up, to stope and intrude out the breccia in the pipes with the well-mineralized aplite and also fed the sill-like (flat lying) porphyritic aplite intrusion that was emplaced above the chimneys.

On another part of the INCA property, 3,000 meters east of Jardinera, a sizeable, copper sulfide-mineralized, aplite stock with much larger surface dimensions of 270 meters in diameter is exposed near the Tucumana mine (Plate 2, Fig. 1).  Drill holes testing the Tucamana mine breccia pipe and later cross-cutting mineralized zones were allowed to continue down at depths of +300 meters into deep parts of the aplite stock and encountered variable amounts of low-grade chalcopyrite and molybdenite mineralization occurring with spots and veinlets of potassic feldspar-quartz alteration and accessory tourmaline (see News Release 6-08).  The mineralized nature of the upper part of the Tucumana mine aplite stock has not been drill tested and an unknown, but likely substantial, upper-most cupola-part of this intrusion has been eroded off.

At the Jardinera area, a similar and well-mineralized, source aplite plug or cupola may likely be positioned intact (uneroded) at depth below the chimneys mined at the #1 and #2 mines.  Drilling at Jardinera reached vertical depths of 170 meters and did not intersect the expected source aplite plug or stock from which the aplite in the chimneys was derived.  The alteration veinlets comprising the halo to the aplite chimneys intersected by DDH-JAR-01 and -02 and exposures in the Level 3 drift at the Jardinera #1 mine are considered to be the expression of a halo to such a nearby causative mineralized intrusion.    The good copper and molybdenum grades and high gold credit within the aplite chimneys might likely persist to significant depth within the upper part of the source intrusion and consequently a Phase II program including deeper drilling is highly warranted to further test the Jardinera target at the INCA project.

Note: 1000 ppm = 0.10%

Table 1 – Weighted Averages Of Assay Results – Chip-Channel Samples – Surface – Open Cut - Jardinera #1 Mine – Aplite Chimney

Location	No. Samples	Au ppm (g/mt)	Ag ppm	Cu tot %	Cu sol %	Cu tot ppm	Mo ppm	S %	Zn ppm
Open Cut	16	1.230	2.3	0.73	0.59	7144	780	0.06	105

Table 2 – Weighted Averages Of Assay Results – Chip-Channel Samples – Surface – Open Cut - Jardinera #2 Mine – Aplite Chimney

Location	No. Samples	Au ppm (g/mt)	Ag ppm	Cu tot %	Cu sol %	Cu tot ppm	Mo ppm	S %	Zn ppm
Open Cut	7	0.701	3.3	2.05	1.91	20420	1341	0.17	42

Table 3 – Weighted Averages Of Assay Results – Chip-Channel Samples – Levels 1, 2, and 3 - Jardinera #1 Mine – Aplite Chimney

Location	No. Samples	Au ppm (g/mt)	Ag ppm	Cu tot %	Cu sol %	Cu tot ppm	Mo ppm	S %	Zn ppm
Level 1	10	1.129	4.3	1.31	1.18	12969	1644	0.14	51
Level 2	13	1.060	4.6	2.19	1.92	22782	1703	0.09	73
Level 3	13	1.811	2.6	1.95	1.75	19404	506	0.11	48
Wt. Avg.	36	1.323	3.9	1.87	1.66	18999	1297	0.11	59

Table 4 – Weighted Averages Of Assay Results – Chip-Channel Samples - Jardinera #1 Mine

– Level 3 – Drift Out Into Monzonite Wallrock

	No. Samples	Au ppm (g/mt)	Ag ppm	Cu tot %	Cu sol %	Cu tot ppm	Mo ppm	S %	Zn ppm
Wt. Avg.	7	0.122	0.7	0.20	0.05	1984	497	0.16	33

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.